March 25, 2014

VIA EDGAR AND BY FEDERAL EXPRESS

Jeffrey P. Riedler and Rose Zukin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Quotient Ltd.
Registration Statement on Form S-1
Filed March 7, 2014
File No. 333-194390
Responses to Staff comments made by letter dated March 21, 2014

Dear Mr. Riedler:

On behalf of our client, Quotient Limited, a company incorporated under the laws of Jersey, Channel Islands (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated March 21, 2014 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1, which the Company filed on March 7, 2014 (the “Registration Statement”). Concurrent with the submission of this response letter, the Company is filing an amendment to the Prior Registration Statement (the “Amendment No. 1”). Amendment No. 1 contains updated disclosure in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement, as reflected in Amendment No. 1, to update other disclosures.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Amendment No. 1, which was publicly filed today by the Company via EDGAR, reflecting all changes made to the Registration Statement. All page references in the responses below are to the pages of the marked copy of Amendment No. 1.

General

1.	Please note we will be providing comments on your confidential treatment request under separate cover.

Company Response:

The Company acknowledges the Staff’s comment.

Prospectus Summary

Overview, page 1

2.	Please refer to your response to Comment 7. Please briefly describe “column agglutination technology” in the prospectus summary and in the Business section of your filing.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 2 and 78.

Risk Factors

“We are highly dependent on our senior management team ...,” page 23

3.	Please refer to your response to Comment 12. Your disclosure indicates that your success depends in part upon the continued service of your Chairman and Chief Executive Officer. Please expand your disclosure to identify your Chairman and Chief Executive Officer by name in this risk factor.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 24.

“Approval and/or clearance by the FDA and foreign regulatory ...,” page 27

4.	Please refer to your response to Comment 14. Please briefly describe the documentation deficiencies that resulted in the deficiency of your original BLA. In addition, please expand your disclosure to provide any updates as to the status of the task force and the resubmission of the BLA, if applicable.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 27.

Business

Manufacturing and Supply

MosaiQ, page 93

5.	Please refer to your response to Comment 29. Please expand your disclosure of the Master Development Agreement with TTP to describe the duration of the agreement.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 93.

6.	Given the Company’s current financial condition, including its net loss for the nine months ended December 31, 2013, it appears that the Development Cost payable to STRATEC by the Company is material, and should be disclosed in the registration statement. Please amend your filing to disclose the amount of the Development Cost in the Business section, MD&A (Contractual Obligations), and all other appropriate sections. Please note that given the materiality of the amount of the Development Cost to the Company’s financial condition, it is not eligible for confidential treatment.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 71 and 94.

Index to Consolidated Quarterly Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-33

7.	Please refer to your response to comment 41 and address the following:

•	Tell us when you believe the inception of the arrangement was per ASC 605-28-25-2 including the specific date.

•	Tell us the date the agreement was entered into and the date the CE-marks milestone was met.

•	Provide us with an analysis supporting your conclusion that the amount of the CE-marks milestone is reasonable relative to all of the deliverables and payment terms within the arrangement.

Company Response:

Our work with Ortho Clinical Diagnostics (“Ortho”) on the development of a range of rare antisera products for use on its column agglutination technology (the “RASCAT Project”) commenced in the quarter ended March 31, 2011. The RASCAT Project’s initial aim was to develop 11 rare antisera reagents (“RASCAT Reagents”) for use on Ortho’s ID-MTS system (“ID-MTS”) as approved by US Food and Drug Administration (FDA) for use in the USA and on Ortho’s BioVue instrument (“BioVue”) for use in Europe and elsewhere in the world with CE marking by the European regulatory authorities. During the course of the project, the number of individual reagents being developed for the RASCAT Project was increased to 14.

As work on the RASCAT Project advanced, its scope was further expanded to allow for the RASCAT Reagents to be used on Ortho’s next-generation Vision instrument platform (“Vision”), being developed for the worldwide market. While the initial work for ID-MTS and BioVue required a certain amount of reformulation and optimization of the target antisera products to allow them to work on the ID-MTS and BioVue platforms, work for the Vision platform will be focused more on validation since the Vision instruments are being developed to work with the RASCAT Reagents, rather than vice versa.

Ortho is a long-standing and major customer of Quotient. Because of this relationship, work commenced on the RASCAT Project on the basis of a verbal agreement, which was subsequently formalized in June 2013 (following the signing of a letter of intent in March 2013). During this period, we had regular contact with Ortho’s management and detailed terms sheets were exchanged.

Key development steps for the RASCAT Project included: (i) formulation and optimization of the RASCAT Reagents to meet the requirements of Ortho; (ii) technical design transfer into our manufacturing processes; (iii) manufacture of validation batches; (iv) verification and validation of the validation batches; and (v) regulatory submissions, in some instances requiring field trials or additional validation tests. At each stage, it was possible for individual reagents to fail, requiring the repeat of earlier development stages or potentially the discontinuation of development for the individual reagents concerned. The achievement of the agreed development milestones was therefore a substantive achievement and throughout the process there was a risk that development milestones may or may not be achieved.

The intention of the RASCAT Project at the outset was to develop reagents to be both CE-marked (for use in Europe) and FDA licensed (for use in the US). The two regulatory processes are different, with FDA licensing generally being more challenging. However, many of the required development steps are common to the regulatory processes for both ID-MTS and BioVue, including: (i) much of the formulation and optimization work; (ii) the technical design transfer into manufacturing; (iii) the manufacturing of validation batches; and (iv) verification and validation of manufacturing batches.

Having achieved the first development milestone (CE-Marking for BioVue), a strong foundation of work had already been put in place to support the regulatory submissions for FDA-Licensing purposes for ID-MTS. Work required to achieve the second development milestone (FDA-Licensing for ID-MTS) was focused on “filling in the gaps” between the regulatory submissions required for CE-Marking and the regulatory submissions required for FDA-Licensing, with only some of the underlying RASCAT Reagents requiring additional reformulation and optimization.

The initial RASCAT Project milestone was receivable upon receipt of CE-Marking for individual RASCAT Reagents for the BioVue platform. The total milestone payment of $2.75 million was made up of eleven payments of $250,000 relating to the achievement of CE-Marking for the individual products. CE-Marking for the individual products was achieved on the following dates:

March 22, 2013 – 1 product

March 28, 2013 – 2 products

May 22, 2013 – 3 products

May 27, 2013 – 5 products.

The achievement of the first development milestone for the RASCAT Project (CE-Marking for BioVue) was a result of a two year development period (CE-Marking for all the RASCAT Reagents for use on the BioVue was achieved in the second quarter of 2013). We incurred approximately 500 man weeks through to June 30, 2013, when we completed the first development milestone (CE-Marking of BioVue). In addition, we manufactured development and validation lots for both the BioVue and ID-MTS programs with value of approximately $250,000 during this part of the RASCAT Project.

With largely the same development team, we expect to submit a Biological Licence Applications (“BLA”) to the FDA for the RASCAT Reagents for use on ID-MTS in the second quarter of 2014, approximately one year after the first RASCAT Project development milestone (CE-Marking for BioVue) was achieved. We expect this to be followed by a ten-month FDA review period, during which Quotient will be required only to respond to FDA queries relating to the RASCAT Reagents for use on ID-MTS.

We anticipate our work on Vision to commence in the second quarter of 2014 and that this part of the RASCAT Project will require six to nine months to complete the regulatory submissions for each of the Vision/ID-MTS and Vision/BioVue programs.

We estimate that 300 man weeks will be required to the complete the work required to file BLA’s with the FDA for the RASCAT Reagents to be used on ID-MTS. We expect to receive a $1.4 million milestone payment for this work upon receipt of FDA approval for 14 rare antisera reagents.

As regards the work to obtain approvals on the Vision automation platforms (Vision/ID-MTS and Bision/BioVue), we estimate that approximately 132 man weeks of work will be required for each platform. This work will, however, be focused more on routine testing of validation batches, which can be performed by less experienced staff than those required for the initial BioVue and ID-MTS work streams.

Based on the efforts that we incurred to achieve the CE marking milestone relative to the other remaining performance obligations with Ortho, we believe the revenue recognized in connection with achievement of the first development milestone for the RASCAT Project (CE-Marking for BioVue) is a reflection of the work performed to June 30, 2013 (Q1, FY2014).

Item 16. Exhibits and financial statement schedules

8.	Please confirm that you will file all sub-exhibits to Exhibit 10.9 once they are executed and no longer in draft form. We note that sub-exhibits to be filed in a future pre-effective amendment include sub-exhibit 1 (including B1-1, B1-2, and B1-3) and sub-exhibit 3 through sub-exhibit 6. Please note that Exhibit 10.9 will be considered incompletely filed until all sub-exhibits are filed therewith.

Company Response:

The Company acknowledges the Staff’s comment. Certain of the exhibits and sub-exhibits to Exhibit 10.9 are currently in draft form and are being negotiated by the Company and STRATEC Biomedical AG. The Company will refile the STRATEC development agreement with these exhibits and sub-exhibits as they are finalized in future amendments to the Registration Statement, but the Company does not expect to finalize all of these exhibits prior to seeking effectiveness of the Registration Statement. Should any exhibits or sub-exhibits not be finalized prior to effectiveness, the Company will refile its development agreement with STRATEC, with such exhibits or sub-exhibits attached, via Form 8-K. At each such time, the Company may apply for additional confidential treatment requests in respect of information contained in any exhibit or sub-exhibit.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-3079 or Alex Camacho at (212) 878-8434.

Sincerely,

/s/ Per B. Chilstrom
Per B. Chilstrom

cc:	Securities and Exchange Commission

Scott Wuenschell

Joel Parker

Matthew Jones

Quotient Limited

Paul Cowan

Stephen Unger

Roland Boyd

Clifford Chance US LLP

Alejandro E. Camacho

Gibson, Dunn & Crutcher LLP

Glenn R. Pollner